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                              May 16, 2024

       Jiaqi Hu
       Chief Executive Officer
       Julong Holding Ltd
       Room 2009, Building A, Times Fortune World
       No.1 Hangfeng Road, Fengtai District
       Beijing, China 100070

                                                        Re: Julong Holding Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April
18,2024
                                                            CIK No. 377-07189

       Dear Jiaqi Hu:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that "Julong Holding Limited . . . is not a Chinese operating company, but a Cayman
Islands holding company with operations conducted primarily
                                                        through its operating
subsidiaries in the mainland China, or the PRC subsidiaries." Please revise to clearly state
that this structure involves unique risks to investors. Additionally, please explain whether
the holding company structure is used to provide investors with exposure to foreign
investment in China-based companies where Chinese law prohibits direct foreign
investment in the operating companies, and disclose that investors may never hold equity
interests in the Chinese operating company. Lastly, we note your disclosure that " PRC
regulatory authorities could decide to limit foreign ownership in our industry in the future,
in which case there could be a risk that we would be unable to do business in China as we
are currently structured" and that you "may experience material
 Jiaqi Hu
FirstName   LastNameJiaqi Hu
Julong Holding  Ltd
Comapany
May         NameJulong Holding Ltd
      16, 2024
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FirstName LastName
         changes in [y]our business and results of operations" and the value of "[y]our Class A ordinary shares . . . may significantly decline or become worthless." Please revise to explicitly acknowledge that Chinese regulatory authorities could disallow the holding company structure which, in turn, would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.
2.       We note your disclosure that you "face various legal and operational risks and
         uncertainties associated with being based in and having the majority of [y]our operations in the PRC and the complex and evolving PRC laws and regulations." Please revise your disclosure to make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. We note your discussion of how cash is transferred throughout your organization. Please revise your disclosure here and on page 8 of the prospectus summary to clearly state whether any transfers, dividends, or distributions have been made to date between each of the holding company, its subsidiaries or to investors, and quantify the amounts where applicable. Additionally, please provide a cross-reference to the consolidated financial statements.
4. We note your discussion of how cash is transferred throughout your organization. Please amend your disclosure here and on page 8 of the prospectus summary as well as in your summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong
         Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.
5. We note your disclosure that "[c]urrently, there are no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in the British Virgin
         Islands and Hong Kong; however, currency exchange control measures imposed by the
         PRC government may restrict the ability of our subsidiaries in the PRC to transfer their cash to our Cayman Islands holding company and other subsidiaries incorporated outside the PRC." Please revise here and page 8 of the prospectus summary to clearly discuss whether there are any limitations on your ability to transfer cash to investors or to your subsidiaries in the PRC. Additionally, please provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
6. We note your disclosure that you have "have established stringent controls and procedures for cash flows within our organization" and that "[e]ach transfer of cash among our
         Cayman Islands holding company and our subsidiaries is subject to internal approval."
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FirstName   LastNameJiaqi Hu
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May         NameJulong Holding Ltd
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         Please further revise your disclosure to summarize these cash management policies on your cover page and on page 8 of the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Lastly, please provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
7. We note your disclosure that your audit firm "is a public accounting firm registered with the PCAOB and will be subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards." Please revise to also clearly disclose the location of
your auditor   s
         headquarters.
Prospectus Summary
Corporate History and Structure, page 4

8. Please revise the diagram of the company's organizational structure to identify the shareholders and their percentage shareholdings of each entity.
Risks Relating to Doing Business in China, page 6

9. Please revise to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Please revise to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 7

10. We note your disclosure that you "have obtained the licenses, permits and registrations from the PRC government authorities that are necessary and material for our business operations in China (emphasis added)." Please revise to delete the materiality qualifier, state affirmatively whether you have received all requisite permissions or approvals to operate your business and offer the securities being registered to foreign investors, state whether any permissions or approvals have been denied, and Rdisclose each permission or approval that you or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. Disclose whether all such conclusions are based on the opinion of counsel and,
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FirstName   LastNameJiaqi Hu
Julong Holding  Ltd
Comapany
May         NameJulong Holding Ltd
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         if not, why that is the case and the basis for such conclusions. Lastly, we note your disclosure that you cannot assure investors that you "will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required." Please revise this disclosure to further articulate the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Implication of Being a Controlled Company, page 10

11. Please revise your disclosure here and in the first risk factor on page 51 to state if true, that the controlling shareholder will have the ability to determine all matters requiring approval by stockholders. Also revise to state here, as you do on page 51, that you do not currently intend to rely on the exemptions available for controlled companies after this offering.
Conventions that Apply to this Prospectus, page 11

12.      We note that your definition of China and the PRC "refers to the
People   s Republic of
         China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and
         Taiwan." However, we also note that your definition of Hong Kong " refers to Hong Kong
         Special Administrative Region in the PRC." In this regard, your definitions appear to be inconsistent, and it is unclear whether you intend to exclude Hong Kong from your definition of China and the PRC. Please revise to address this discrepancy or advise. To the extent you carve out Hong Kong from your definition of China and the PRC, please 1)
         disclose on the cover page how regulatory actions related to data security or anti-
         monopoly concerns in Hong Kong have or may impact the company   s
ability to conduct
         its business, accept foreign investment or list on a U.S./foreign exchange, 2) include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the
company   s business and the
         offering, the extent to which you believe you are compliant with the regulations or policies that have been issued as well as your basis for this conclusion and 3) state in the definition itself or in an appropriate discussion of legal and operational risks that the legal and operational risks associated with operating in China also apply to operations in Hong
         Kong.
Risk Factors, page 17

13.      Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in
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FirstName   LastNameJiaqi Hu
Julong Holding  Ltd
Comapany
May         NameJulong Holding Ltd
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         a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard, although we note your risk factor on page 34 that "[g]reater oversight
.. . . could
         significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment," this risk factor appears to be limited a discussion of risks related to the CAC's oversight over data security, as opposed to the risks associated with the Chinese government exerting oversight and control more broadly. We remind you that, pursuant to federal securities
         rules, the term    control    (including the terms    controlling,
  controlled by,    and    under
         common control with   ) means    the possession, direct or indirect,
of the power to direct or
         cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
We have been and may continue to be subject to litigations, allegations, complaints, investigations and penalties . . ., page 31

14. We note that the header of the risk factor indicates that you have been subject to legal proceedings. Please tell us whether any of the legal proceedings have had a material impact on your operating results and, if so, revise your disclosure here, and elsewhere as appropriate, accordingly.
Greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit, page 34

15. Please revise to explicitly state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, explain how you arrived at your conclusion and the basis for your conclusion.
Our post-offering memorandum...., page 54

16. Please revise this risk factor to discuss the risk that the forum provision will result in increased costs to investors of bringing claims under the federal securities laws.
Capitalization, page 58

17. Please revise to include all indebtedness, including your short-term borrowing. Refer to
         Item 3.B of Form 20-F.
Enforceability of Civil Liabilities, page 61

18. We note your disclosure on page 39 that "most of our directors and executive officers reside in China and are PRC nationals." Please revise here to identify the directors and
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FirstName   LastNameJiaqi Hu
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Comapany
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         executive officers that reside in China, as well as those that reside in Hong Kong.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of the COVID-19 Pandemic, page 66

19. We note your disclosure that "The COVID-19 pandemic also caused general disruptions to supply chains and logistics" and that you "experienced a certain extent of lower efficiency and productivity, internally and externally, which adversely affected [y]our business operation during the fiscal year ended September 30, 2022 and the first half of the fiscal year ended September 30, 2023." However, we also note your disclosure that
         "business operation and supply chain have become normal after the first quarter of 2023."
         Please revise to clarify when your business operations and supply chains normalized.
         Additionally, to the extent these challenges have materially impacted your results of operations or capital resources, please quantify, to the extent possible, how your sales, profits and/or liquidity were impacted.
Liquidity and Capital Resources
Operating activities, page 70

20. The disclosure here appears to focus on how the reported amount of cash provided/used for operating activities was derived for each period. Please provide a quantitative and qualitative analysis that explains the material change in the reported amount of operating cash flows from period to period, including material changes in underlying individual items contributing to the change. Merely citing changes in results, changes in balances of operating assets and liabilities and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand why the reported amount of operating cash changed between periods. Refer to Item 5 of Form 20-F (as directed by Form F-1), in particular the introductory paragraph thereof and instructions 1 and 9 of instructions to
         Item 5, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and
         Release No. 33-10890 for guidance.
21. Please discuss the operational reasons for the reported negative operating cash flows for fiscal 2023 and explain how you intend to meet your cash requirements and maintain operations in such circumstance. Refer to instruction 1 to "Instructions to Item 5" in Form
         20-F and section IV.B.1 of Release No. 33-8350. Also discuss if this condition is a known trend pursuant to Item 5.D of Form 20-F and your expectations concerning this condition.
Critical Accounting Policies, Judgments and Estimates, page 71

22. You state here your critical accounting policies and practices include revenue recognition, accounts receivable and allowance for doubtful accounts, income taxes, and contract assets and contract liabilities. However, you have not provided here insight into the quality, sensitivity and variability regarding the material factors, assumptions, judgments and uncertainties that have materially affected or may materially affect amounts reported with respect to each. Please revise your discussion to include this. Refer to Item 5.E of
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FirstName   LastNameJiaqi Hu
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Comapany
May         NameJulong Holding Ltd
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         Form 20-F as directed to by Form F-1 and Section V of Release No. 33-8350 for guidance as to the content of your disclosure.
Business, page 80

23. Please describe the material terms of your customer and supplier contracts.
Related Party Transactions, page 113

24. Please revise this section to disclose all relevant transactions up to the date of the prospectus. Refer to Item 7.B of Form 20-F.
Description of Share Capital, page 114

25. We note that the risk factor on page 54 discloses that your post-offering memorandum and articles of association will include exclusive forum provisions. Please include comparable disclosure regarding the exclusive forum provisions in your Description of Share Capital
         Section beginning on page 114.
Combined and Consolidated Balance Sheets, page F-5

26. We note the short-term borrowing balance of RMB10,000,000, however the statement of cash flows shows this amount being repaid each year. Please explain the outstanding balance.
2. Significant Accounting Policies
(c) Reorganization, page F-9

27. It appears Liyun Holding Limited ("Liyun BVI") is an entity consolidated into your financial statements as of September 30, 2023 in connection with the Reorganization. We note you issued 11,132 of your common shares in obtaining Liyun BVI. For consistency with respect to what the Reorganization represents, please revise your financial statements to reflect the effect of these shares issued in connection with the Reorganization. Refer to
         SAB Topic 4.C. In connection with this, explain to us your consideration of reflecting in your financial statements the effect of the total 20,000,000 common shares issued to
         Datongyi Holding Limited that appear to be connected to the Reorganization, particularly
         19,200,000 of these shares that are attributable to Mr. Hu per page
111.
(i) Contract asset and Contract Liabilities, page F-12

28. You report significant contract assets that more than doubled between September 30, 2022 and 2023. Please explain to us how you applied the disclosure requirements in ASC 606-
         10-50-9 and 50-10. In doing so, explain to us the significant increase, the conditions required in order for the payment to be converted to an accounts receivable, the timeframe in which you expect the right to consideration to become unconditional and the timing of payment. Please revise your disclosure as appropriate.
 Jiaqi Hu
Julong Holding Ltd
May 16, 2024
Page 8
(j) Revenue recognition, page F-12

29. You allocated RMB1,892,248 and RMB9,695,544 to remaining performance obligations for engineering solutions and system maintenance, respectively, revenues in 2023.
         However, on page F-20 you disclose total remaining unsatisfied performance obligations as of September 30, 2023 were RMB62,846,023. Please explain to us the reason for the difference.
General

30. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
31. Please tell us what consideration you have given to updating certain disclosures, such as disclosure about your intellectual property and inflationary pressures, as of a more recent date.
       Please contact Scott Stringer at 202-551-3272 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameJiaqi Hu                                     Sincerely,
Comapany NameJulong Holding Ltd
                                                               Division of
Corporation Finance
May 16, 2024 Page 8                                            Office of Trade
& Services
FirstName LastName